Formula Systems (1985) Ltd. Board of Directors' Decision Regarding Tender Offer

Herzliya, Israel, March 12, 2007 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services announced today that its Board of Directors, which convened today, has decided to refrain from expressing an opinion on the advisability of the special tender offer ("Tender Offer") made on February 6, 2007 and the extension made on March 5, 2007, by Emblaze Ltd. (the "Offeror") a company which currently holds 42.37% of Formula

The Tender Offer is for the purchase of up to 5.3% of the outstanding capital of Formula at a price per Ordinary Share of NIS 51.5. The Tender Offer will be completed on March 19, 2007. For additional information on the terms and conditions of the Tender Offer please refer to the Tender Offer filed by the Offeror with the Israel Securities Authority and the SEC on February 6, 2007 and the extension filed on March 5, 2007.

Formula's Board of Directors decided to refrain from expressing its opinion on the advisability of the Tender Offer for the following reasons

1.

Formula's Board of Directors comprises 7 members, the majority of which are directors or officers of the Offeror and/or its subsidiaries and are deemed to have a personal interest in the Tender Offer:

Mr. Guy Bernstein, Mr. Shimon Laor and Ms. Hadass Gazit Kaiser. serve as directors on the Board of Directors of the Offeror. Mr. Tal Barnoach serves as a director in a subsidiary of the Offeror. Mr. Guy Bernstein also serves as the Chief Executive Officer of the Offeror. Ms. Hadass Gazit Kaiser also serves as Chief Financial Officer of the Offeror.

2.

The attractiveness of the Tender Offer to each Formula shareholder ("Offeree"), the decision whether to accept the offer and the quantity to be sold, are dependent on each Offeree's circumstances and upon the results of the Tender Offer which will determine the final quantity the Offerer will acquire from each Offeree under the said Tender Offer.

3.

Formula's Ordinary Share price has been volatile over the last six months.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President and CEO, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902